FILED PURSUANT TO
RULE 424 (B) (3)
REGISTRATION NO: 333-125643

WELLS REAL ESTATE INVESTMENT TRUST II, INC.

SUPPLEMENT NO. 4 DATED NOVEMBER 1, 2006

TO THE PROSPECTUS DATED APRIL 26, 2006

This document supplements, and should be read in conjunction with, our prospectus dated April 26, 2006 relating to our offering of 475,000,000 shares of common stock, as supplemented by supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006 and supplement no. 3 dated September 22, 2006. Capitalized terms used in this supplement have the same meanings as set forth in the prospectus. The purpose of this supplement is to disclose:

•	the status of our public offerings;

•	the acquisition of a 19-story office building containing approximately 630,000 rentable square feet located on a 1.9-acre parcel of land in Jersey City, New Jersey; and

•	information regarding our indebtedness.

Status of Our Public Offerings

We commenced our initial public offering of 785 million shares of common stock on December 1, 2003, which consisted of a 600 million-share primary offering and a 185 million-share offering under our dividend reinvestment plan. We stopped making offers under the primary offering on November 26, 2005. We raised gross offering proceeds of approximately $2.0 billion from the sale of approximately 197.1 million shares in our initial public offering, including shares sold under the dividend reinvestment plan after the primary offering had been terminated.

On November 10, 2005, we commenced our follow-on offering of 300.6 million shares of common stock. Of these shares, we are offering 300 million shares in a primary offering and 0.6 million shares under our dividend reinvestment plan. On April 14, 2006, we amended the registration statements for our follow-on offering and our initial public offering in order to offer in a combined prospectus the 300.6 million shares registered under the follow-on offering and the 174.4 million unsold dividend reinvestment plan shares registered under the initial public offering. As of October 27, 2006, we had received gross offering proceeds of approximately $708.6 million from the sale of approximately 70.9 million shares in our follow-on offering.

As of October 27, 2006, we had received aggregate gross offering proceeds of approximately $2.7 billion from the sale of approximately 268.0 million shares in our public offerings. After incurring approximately $53.4 million in acquisition fees, approximately $250.6 million in selling commissions and dealer manager fees, approximately $40.7 million in other organization and offering expenses, and funding common stock redemptions of approximately $42.3 million pursuant to the share redemption program, as of October 27, 2006, we had raised aggregate net offering proceeds available for investment in properties of approximately $2.3 billion, substantially all of which had been invested in real estate properties.

Acquisition of International Financial Tower

On October 31, 2006, we purchased a 19-story office building containing approximately 630,000 rentable square feet (the “International Financial Tower “) for approximately $193.6 million, exclusive of closing costs. The acquisition was funded with net proceeds raised from our ongoing public offering and with proceeds from our $400.0 million line of credit with Wachovia Bank, N.A. The International Financial Tower is located on approximately 1.9 acres of land located at 95 Christopher Columbus Drive in Jersey City, New Jersey. The International Financial Tower was purchased from Financial Tower Jersey City, L.P., which is not affiliated with us or Wells Capital, Inc.

The International Financial Tower, which was completed in 1989, is leased to Pershing, LLC (“Pershing”) (approximately 75%) and NTT Data USA, LLC (“NTT Data USA”) (approximately 22%) and various other office and retail tenants (approximately 3%).

Pershing, a wholly owned subsidiary of the Bank of New York Company, Inc. (“Bank of New York”), is a global provider of clearing and financial services outsourcing solutions to more than 1,100 institutional and retail financial organizations and independent investment advisors who collectively represent nearly six million individual investors. Bank of New York, which is traded on the New York Stock Exchange, provides a comprehensive array of services that enable institutions and individuals to move and manage their financial assets in more than 100 markets worldwide.

NTT Data USA, a wholly owned subsidiary of NTT Data Corporation (“NTT Data”), provides data center spaces and network system services to companies in the banking, brokerage, healthcare, insurance and other service industries. NTT Data, which guarantees the NTT Data USA lease and is a wholly owned subsidiary of Nippon Telegraph & Telephone Corporation, is a leading provider of information technology services in Japan.

The current aggregate annual base rent for Pershing, NTT Data USA and the other 12 tenants of the International Financial Tower is approximately $15.9 million. The current weighted-average remaining lease term for Pershing, NTT and the other 12 tenants of the International Financial Tower is approximately 14 years. Pershing has the right, at its option, to extend the term of its lease for two successive periods of five years. NTT Data USA has the right, at its option, to extend the term of its lease for one additional five-year period. NTT Data USA has a one time option to terminate its lease effective September 30, 2011 for a termination fee equal to nine months of its then current monthly base rent.

We do not intend to make significant renovations or improvements to the International Financial Tower. We believe that the International Financial Tower is adequately insured.

Indebtedness

As of October 31, 2006, our leverage ratio, that is, the ratio of total debt to total purchase price of real estate assets plus cash and cash equivalents, was approximately 27%. As of October 31, 2006, total indebtedness was approximately $858.1 million, which consisted of fixed-rate mortgages on certain properties of approximately $560.3 million, approximately $283.0 million outstanding under our $400.0 million credit facility and approximately $14.8 million outstanding under our construction line of credit. Based on the value of our borrowing-base properties, we had approximately $117.0 million in remaining capacity under our $400.0 million line of credit with Wachovia Bank, N.A., of which approximately $2.0 million was pledged in the form of letters of credit for future tenant improvements and leasing costs.

SUPPLEMENTAL INFORMATION – The prospectus of Wells Real Estate Investment Trust II, Inc. consists of this sticker, the prospectus dated April 26, 2006, supplement no. 1 dated May 16, 2006, supplement no. 2 dated August 11, 2006, supplement no. 3 dated September 22, 2006 and supplement no. 4 dated November 1, 2006.

Supplement no. 1 includes:

•	the status of our ongoing public offerings;

•	the acquisition of two three-story office buildings containing approximately 268,000 rentable square feet located on a 16.4-acre parcel of land in Chandler, Arizona;

•	information regarding our indebtedness;

•	an amendment to our share redemption program;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended March 31, 2006, filed on May 11, 2006; and

•	our unaudited financial statements as of and for the three months ended March 31, 2006.

Supplement no. 2 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 354,000 rentable square feet located on a 15.2-acre parcel of land in Naperville, Illinois;

•	the acquisition of a four-story office building containing approximately 227,000 rentable square feet located on a 13.2-acre parcel of land in Orlando, Florida;

•	information regarding our indebtedness;

•	an amendment to our share redemption program and entering into an insurance agreement that may help us fund redemptions under the program upon the death of stockholders;

•	“Management’s Discussion and Analysis of Financial Condition and Results of Operations” similar to that filed in our Quarterly Report on Form 10-Q for the period ended June 30, 2006, filed on August 10, 2006; and

•	our unaudited financial statements as of and for the three and six months ended June 30, 2006.

Supplement no. 3 includes:

•	the status of our ongoing public offerings;

•	the acquisition of a five-story office building containing approximately 182,000 rentable square feet located on a 10.5-acre parcel of land in Lancaster, South Carolina;

•	the acquisition of a three-story office building containing approximately 139,000 rentable square feet located on a 9.2-acre parcel of land in Arlington, Texas;

•	the acquisition of a 26-story office building containing approximately 1.0 million rentable square feet located on a 2.8-acre parcel of land in Newark, New Jersey;

•	information regarding our indebtedness.

Supplement no. 4 includes:

•	the status of our public offerings;

•	the acquisition of a 19-story office building containing approximately 630,000 rentable square feet located on a 1.9-acre parcel of land in Jersey City, New Jersey; and

•	information regarding our indebtedness.

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